Zentek Announces Sales and Distribution of ZenGUARD™ Masks
through Mark's in Canada

Guelph, ON - May 13, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that Mark's, a member of the Canadian Tire Family of Companies, has placed an initial order for ZenGUARD™ coated-masks to be sold at select stores across Canada, and online.

Mark's is an innovative Canadian clothing and footwear retailer specializing in casual, industrial and safety wear, as well as a full line of health wear, including hospital scrubs, hygienic wear and accessories. The company operates over 380 stores across Canada.

"We are excited to partner with one of Canada's most admired and trusted companies," said Greg Fenton, CEO of Zentek. "As a preeminent retailer of safety-oriented products, we believe our patent-pending ZenGUARD™-enhanced surgical masks are a natural fit within the Mark's product lineup that will provide Canadians with the highest rated, made-in-Canada option to elevate protection against the spread of pathogens. Not only does this partnership give ZenGUARD™ important exposure through a top Canadian retailer, but we also believe it will allow us to explore applications and opportunities for our other nanotechnologies in the future."

"At Mark's, we are relentlessly focused on innovative new technologies and products that help keep Canadians safe and comfortable," said Iain Summers, Vice-President - Industrial, Footwear & Innovation at Mark's. "Zentek, and their ZenGUARD masks are a great made-in-Canada innovation using a technology that, when applied to essential masks, provides ultimate protection, while maintaining comfort and breathability. It's the right fit for our customers."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

About Mark's and L' Équipeur

At Mark's and L' Équipeur, we stand by all things simple in all that we do. So whether you're gearing up for your job or easing into your downtime, we're here to make shopping for everything from hoodies to hard hats the easiest thing on your to-do list. That's why we only carry products that look great, perform even better and stand the test of time. Visit one of our 380+ stores or shop online today to see our full offering of casual clothing, footwear, workwear, scrubs and accessories. Mark's/L'Équipeur is a member of the Canadian Tire Group of Companies. For more information, please visit https://corp.canadiantire.ca/

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.